                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

                               -------------------


                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)


                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F [X]                Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                          No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

     The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

     We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited, non-reviewed and non-consolidated financial information as of and for the nine months ended September 30, 2001 and 2002 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP").

     The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. Under Korean GAAP, our non-consolidated revenues accounted for approximately 74% to 97% of our consolidated revenues in the last three years. We can give no assurance as to what the actual ratios will be for 2002. In addition, results of operations for the first nine months of 2002 may not be indicative of results of operations for the full year 2002.

     We merged Shinsegi into SK Telecom with effect from January 13, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated financial information as of and for the nine months ended September 30, 2001 to that as of and for the nine months ended September 30, 2002.

                                                                              FOR THE NINE MONTHS
                                                                              ENDED SEPTEMBER 30,
                                                                       ---------------------------------
                                                                           2001                  2002
                                                                       -----------           -----------
                                                                              (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue                                                      Won 4,517.1           Won 6,266.6
Operating Expenses                                                         2,784.9               4,180.8
Operating Income                                                           1,732.2               2,085.8
Other Income                                                                  68.8                 204.6
Other Expenses                                                               369.8                 352.5
Income Taxes                                                                 508.3                 592.2
                                                                       -----------           -----------
Net Income                                                             Won   923.0           Won 1,345.5
                                                                       ===========           ===========

                                                                            AS OF SEPTEMBER 30,
                                                                       ---------------------------------
                                                                           2001                  2002
                                                                       -----------           -----------
                                                                              (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets                                                   Won 1,988.9           Won 2,914.9
Total Non-Current Assets                                                   7,970.9              10,472.0
Total Assets                                                               9,959.9              13,386.8
Total Current Liabilities                                                  2,153.9               3,673.3
Total Long-Term Liabilities                                                1,713.9               3,318.5
                                                                       -----------           -----------
Total Shareholders' Equity                                             Won 6,092.1           Won 6,395.1
                                                                       ===========           ===========

     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 38.7% to Won 6,266.6 billion for the nine months ended September 30, 2002 from Won 4,517.1 billion for the nine months ended September 30, 2001, principally reflecting a 51.0% increase in cellular revenue to Won 5,443.3 billion for the nine months ended September 30, 2002 from Won 3,604.7 billion for the nine months ended September 30, 2001, which was partially offset by a 6.3% decrease in interconnection revenue.

     The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber. The number of SK Telecom's subscribers increased to approximately 11.2 million as of September 30, 2002 from approximately 17 million as of September 30, 2001, reflecting the Shinsegi merger and increased marketing activity after June 30, 2001, when we satisfied the FTC's condition to our acquisition of Shinsegi. Wireless Internet sales increased by 182.4% to Won 483.3 billion for the nine months ended September 30, 2002 from Won 171.2 billion for the nine months ended September 30, 2001, representing 8.9% of SK Telecom's cellular revenue, primarily due to the increased number of wireless internet-enabled handset holders.

     SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) decreased by 5.5% to Won 43,058 for the nine months ended September 30, 2002 from Won 45,573 for the nine months ended September 30, 2001. The decrease was principally due to the reduction in tariffs by 8.3% from January 2002, the decrease in interconnection rates and the inclusion from January 13, 2002 of Shinsegi's subscribers, who produced lower average monthly revenue. But the decrease was partially offset by increases in wireless internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service.

     On an aggregate basis, interconnection revenue decreased by 6.3% to Won
809.8 billion for the nine months ended September 30, 2002 from Won 864.3 billion for the nine months ended September 30, 2001. The decrease was the result of lower interconnection rates in 2002.

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 20.4% to Won 2,085.8 billion for the nine months ended September 30, 2002 from Won 1,732.2 billion for the nine months ended September 30, 2001. SK Telecom's operating income increased at a lower rate than operating revenue because SK Telecom's operating expenses for the nine months ended September 30, 2002 increased by 50.1% to Won 4,180.8 billion compared to Won 2,784.9 billion for the nine months ended September 30, 2001. The increase in SK Telecom's operating expenses was primarily due to the Shinsegi merger and the increases in commissions, depreciation expenses, interconnection expenses, advertising expenses, labor costs, leased line expenses and miscellaneous operating expenses.

     Commissions paid to SK Telecom's authorized dealers increased by 114% to Won 553.2 billion for the nine months ended September 30, 2002 compared to Won
258.5 billion for the nine months ended September 30, 2001. The increase was primarily due to the increase in new subscribers by 175% and in average subscribers by 48% during the period.

     Depreciation & amortization expenses increased by 27.8% to Won 989.2 billion for the nine months ended September 30, 2002 compared to 774.2 billion for the nine months ended September 30, 2001. The increase in depreciation expenses was primarily due to the Shinsegi merger and the expansion of SK Telecom's CDMA 1xRTT network.

     Interconnection expenses increased by 23.5% to Won 543.6 billion for the nine months ended September 30, 2002 compared to Won 440.0 billion for the nine months ended September 30, 2001. The increase was primarily due to the higher subscriber numbers (including as a result of the Shinsegi merger) and an increase in the amount of mandated payment in Universal Service Obligation fund, which were only partially offset by a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks

     Advertising expenses increased by 69.2% to Won 284.9 billion for the nine months ended September 30, 2002 compared to Won 168.4 billion for the nine months ended September 30, 2001, primarily due to the promotion of new services and the marketing activities related to the World Cup events in Korea. In addition, advertising expenses for the first half of 2001 were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001.

     Labor cost increased by 63.6% to Won 244.8 billion for the nine months ended September 30, 2002 compared to Won 149.7 billion for the nine months ended September 30, 2001. The increase was primarily due to the inclusion of Shinsegi's labor expense from January 13, 2002 and higher wage levels.

     Leased line expenses increased by 21.0% to Won 196.6 billion for the nine months ended September 30, 2002 compared to Won 162.5 billion for the nine months ended September 30, 2001, primarily due to the Shinsegi merger and an increase in wireless traffic.

     Miscellaneous operating expenses increased by 62.3% to Won 274.9 billion for the nine months ended September 30, 2002 compared to Won 169.4 billion for the nine months ended September 30, 2001, primarily due to the Shinsegi merger and increases in research and development expenses and frequency usage fees.

     Non-Consolidated Other Income. Other income, consisting primarily of commission income, interest income, foreign exchange and translation gains and miscellaneous income, increased by 197.3% to Won 204.6 billion for the nine months ended September 30, 2002 compared to Won 68.8 billion for the nine months ended September 30, 2001. Other income increased primarily due to significant increases in commission income, foreign exchange translation gains, interest income and miscellaneous other income, which were partially offset by a decrease in foreign exchange gains.

     Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest expense, donations, foreign exchange and translation losses and miscellaneous expenses, decreased by 4.7% to Won 352.5 billion for the nine months ended September 30, 2002 compared to Won 369.8 billion for the nine months ended September 30, 2001. Other expenses decreased primarily as a result of the absence of equity in losses of affiliates, lower levels of donations, a decrease in foreign exchange translation losses and a decrease in miscellaneous other expenses, which were partially offset by a significant increase in interest expenses. As a percentage of operating revenue, other expenses decreased to 5.6% for the nine months ended September 30, 2002 from 8.2% for the nine months ended September 30, 2001.

     Non-Consolidated Income Tax. Provision for income taxes increased by 16.5% to Won 592.2 billion for the nine months ended September 30, 2002 from Won 508.3 billion for the nine months ended September 30, 2001.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 45.8% to 1,345.5 billion for the nine months ended September 30, 2002 from Won 923.0 billion for the nine months ended September 30, 2001.

INCOME STATEMENT

                                                                                                  (KRW MN)
                                                                    JAN-SEP 02                  JAN-SEP 01
                                                                    ----------                  ----------
CELLULAR REVENUE                                                     5,443,325                   3,604,689
INTERCONNECTION REVENUE                                                809,822                     864,250
OTHERS                                                                  13,458                      48,194
                                                                     ---------                   ---------
TOTAL REVENUE                                                        6,266,605                   4,517,133

WAGE & EMPLOYEE BENEFITS                                               244,801                     149,672
MARKETING EXPENSES                                                   1,099,738                     583,643
  Cellular Initial Commission                                          247,147                      46,103
  Cellular Monthly Commission                                          306,087                     210,037
  Advertisement                                                        284,909                     168,390
  Retention Commission                                                 261,594                     156,749
  Others                                                                                             2,365
REPAIR EXPENSES                                                         60,669                      25,188
RENT                                                                   103,782                      89,407
FEES                                                                   466,954                     286,929
DEPRECIATION (INCL. AMORTIZATION)                                      989,241                     774,187
LEASED-LINE EXPENSES                                                   196,611                     162,460
R&D                                                                    111,998                      62,998
FREQUENCY USAGE FEES                                                    88,583                      41,080
BAD DEBT
INTERCONNECTION EXPENSES                                               543,559                     440,001
OTHERS                                                                 274,904                     169,357
                                                                     ---------                   ---------
OPERATING EXPENSES                                                   4,180,841                   2,784,923

OPERATING INCOME                                                     2,085,765                   1,732,209

OTHER INCOME                                                           204,554                      68,808

OTHER EXPENSES                                                         352,488                     369,811

ORDINARY INCOME                                                      1,937,831                   1,431,206

INCOME BEFORE TAXES                                                  1,937,831                   1,431,228

INCOME TAXES                                                           592,186                     508,271
                                                                     ---------                   ---------
NET INCOME                                                           1,345,546                     922,958

BALANCE SHEET

                                                                                                  (KRW MN)
                                                                      SEP-02                      SEP-01
                                                                    ----------                   ---------
CASH & MARKETABLE SECURITIES                                           445,661                     426,681
TRADE RECEIVABLES                                                    1,178,793                     860,745
SHORT-TERM LOAN                                                         32,960                      12,077
ACCOUNTS RECEIVABLE                                                  1,189,388                     599,328
ACCRUED INCOME RECEIVABLES                                               9,827                       3,770
INVENTORIES                                                              4,910                       5,372
PREPAID EXPENSES AND OTHERS                                             53,323                      81,080
                                                                    ----------                   ---------
TOTAL CURRENT ASSETS                                                 2,914,863                   1,988,931

INVESTMENT 1)                                                        3,491,331                   4,287,202
LONG-TERM DEPOSITS 2)                                                   12,830                      12,774
LEASEHOLD GUARANTEE DEPOSITS                                           237,697                     197,677
OTHERS                                                                  96,565                     115,419
                                                                    ----------                   ---------
TOTAL INVESTMENT ASSETS                                              3,838,424                   4,613,072

LAND                                                                   442,346                     406,088
BUILDING & FIXTURE                                                     760,527                     709,967
MACHINERY AND EQUIPMENT                                              2,233,838                   1,784,892
CONSTRUCTION IN PROGRESS                                               276,593                     221,090
OTHERS                                                                 519,877                     131,423
NET PP&E                                                             4,233,181                   3,253,461
INTANGIBLE & DEFERRED ASSETS                                         2,400,366                     104,392
                                                                    ----------                   ---------
TOTAL FIXED ASSETS                                                   6,633,546                   3,357,853

TOTAL ASSETS                                                        13,386,833                   9,959,856

LIABILITIES & SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                                     1,052,960                     660,175
ACCRUED EXPENSES                                                       476,440                     286,848
SHORT-TERM BORROWING                                                 1,065,000                     400,000
INCOME TAX PAYABLE                                                     337,330                     245,372
CURRENT PORTION OF LONG-TERM DEBT                                      541,139                     427,637
OTHERS                                                                 200,374                     133,872
                                                                    ----------                   ---------
TOTAL CURRENT LIABILITIES                                            3,673,253                   2,153,904

DEPOSIT FOR FACILITIES                                                  52,954                      50,380
LONG-TERM DEBT                                                       3,056,702                   1,533,041
ACCRUED SEVERANCE INDEMNITIES                                           94,730                      30,454
OTHERS                                                                  39,995                      29,378
DEFERRED INCOME TAX CREDITS                                             74,101                      70,603
                                                                    ----------                   ---------
TOTAL LONG-TERM LIABILITIES                                          3,318,482                   1,713,856

TOTAL LIABILITIES                                                    6,991,735                   3,867,760

CAPITAL STOCK                                                           44,576                      44,576

                                                                                                  (KRW MN)
                                                                      SEP-02                      SEP-01
                                                                    ----------                   ---------
CAPITAL SURPLUS                                                      2,884,430                   3,748,546
RETAINED EARNINGS                                                    4,731,367                   3,221,795
CAPITAL ADJUSTMENTS                                                 (1,265,275)                   (922,822)
                                                                    ----------                   ---------
TOTAL SHAREHOLDERS' EQUITY                                           6,395,098                   6,092,096

TOTAL LIAB. & S/E                                                   13,386,833                   9,959,856

1)   INVESTMENT IN AFFILIATES + INVESTMENT SECURITIES
2)   LONG-TERM DEPOSITS + LONG-TERM FINANCIAL INSTRUMENTS + INVESTMENT IN FUNDS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SK TELECOM CO., LTD.



                                          By: /s/ Tae-Jin Park
                                              -----------------------
                                              Name:  Tae-Jin Park
                                              Title: Senior Manager
                                                     Investor Relations Office


Date: November 8, 2002